UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Majesco

(Name of Issuer)

Common Stock, par value $0.002 per share

(Title of Class of Securities)

56068V102

(CUSIP Number)

Farid Kazani

Managing Director & Group CFO

Majesco Limited

MNDC, MBP-P-136, Mahape, Navi Mumbai 400 710

Maharashtra, India

Telephone: +91-22-61501800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56068V102

1. Names of Reporting Persons.
Majesco Limited

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO, WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
India

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
32,111,234

8. Shared Voting Power
0

9. Sole Dispositive Power
32,111,234

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
32,111,234
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
74.07%
14. Type of Reporting Person
CO, HC

This Amendment No. 6 further amends the Schedule 13D first filed with the Securities and Exchange Commission on June 23, 2015, as amended (as so amended, the “Schedule 13D”), and is filed by Majesco Limited with respect to the common stock, par value $0.002 per share, of Majesco, a California corporation, owned by Majesco Limited.

Except as amended herein, the Schedule 13D (as amended to date) is unchanged and remains in effect. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following paragraphs:

On August 8, 2020, Majesco (the “Company” or “Issuer”) entered into an amendment and restatement to its previously disclosed Agreement and Plan of Merger, dated as of July 20, 2020 (the “Original Merger Agreement,” and as so amended and restated, the “Amended and Restated Merger Agreement”) with two entities affiliated with Thoma Bravo Partners LP, Magic Intermediate, LLC (“Parent”) and Magic Merger Sub, Inc., a wholly-owned subsidiary of Parent (the “Merger Sub”). The Amended and Restated Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, the Company will merge with and into Merger Sub (the “Merger”), with the Company surviving as the surviving corporation (the “Surviving Corporation”) and wholly-owned subsidiary of Parent.

Following the consummation of the Merger, the Company shall delist its common stock from The Nasdaq Global Stock Market (“Nasdaq”) and deregister its shares under the Securities Exchange Act of 1934 (the “Exchange Act”).

If and when consummated, the Merger will involve the following:

●	the disposition of securities of the Company as follows: (i) each share of common stock of the Company (excluding certain shares) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into the right to receive $16.00 per share (an increase of $2.90 per share as compared to $13.10 per share as set forth in the Original Merger Agreement), subject to any required withholding of taxes (the “Merger Consideration”), (ii) each vested and unvested option issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the product of the number of shares of common stock of the Company subject to such options multiplied by the excess, if any, of the Merger Consideration over the exercise price per share of such option (less applicable taxes) and (iii) each restricted stock unit (“RSU”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the product of the number of shares of common stock of the Company subject to such RSU multiplied by the Merger Consideration (less applicable taxes) (which transactions collectively described in clauses (i) to (iii) above will result in a material change in the present ownership of the Issuer);

●	as of the Effective Time, the directors of Merger Sub at the Effective Time shall be directors of the Surviving Corporation, and the officers of the Company shall be the officers of the Surviving Corporation;

●	as of the Effective Time, the articles of incorporation of the Company will be amended and restated as provided in the Amended and Restated Merger Agreement and the bylaws of Merger Sub will become the bylaws of the Company; and

●	the Company common stock shall become eligible for termination of registration pursuant to Rule 12d2-2 of the Exchange Act pursuant to which the Company may withdraw its securities from listing on Nasdaq and from registration under Sections 12(b) of the Exchange Act.

In addition, in connection with the Merger, Majesco Limited will take all actions as are required to cause the vesting of any stock options to purchase Majesco Limited common stock held by the Company’s employees to be accelerated in full as of the Effective Time which will then be exchanged for the Merger Consideration.

Support Agreement Amendment

In connection with the Amended and Restated Merger Agreement, on August 8, 2020, Majesco Limited entered into an amendment to the previously disclosed support agreement originally entered into on July 20, 2020 (as amended, the “Support Agreement”) pursuant to which Majesco Limited has agreed, upon the terms and subject to the conditions set forth therein, to, among other things, (i) issue a new notice (the “Revised Postal Ballot Notice”) through postal ballot to its members for their approval of the Divestment (as defined in the Support Agreement) pursuant to the Merger no later than August 12, 2020, (ii) notify, within two calendar days of execution of the Support Agreement Amendment, the Indian stock exchanges of the rescission of the items set forth in the original posted ballot notice related to the Merger and (iii) notify the parties to the Support Agreement of the result of the votes of its members pursuant to the Revised Postal Ballot Notice no later than September 13, 2020.

Amended and Restated Promoter Support Agreement

On August 8, 2020, Majesco Limited entered into an amendment and restatement to the previous Promoter Support Agreement, dated as of July 20, 2020 (as so amended and restated, the “Amended and Restated Promoter Support Agreement”) with Majesco, Parent and the Promoter Group (as defined in the Amended and Restated Promoter Support Agreement) pursuant to which, upon receipt of the Revised Postal Ballot Notice, each Promoter (as defined in the Amended and Restated Promoter Support Agreement) shall promptly, but in no event later than September 11, 2020, in his or its capacity as a shareholder of Majesco Limited, and to the fullest extent of his or its shareholding or voting rights in Majesco Limited issue his or its unconditional and irrevocable assent to the Divestment (as defined in the Amended and Restated Promoter Support Agreement) pursuant to the Merger. The Promoter Group also agreed that if (i) the board of directors of Majesco Limited fails to issue the Revised Postal Ballot Notice to all its shareholders seeking the approval of the shareholders to the Divestment pursuant to the Merger or fails to convene a general meeting of its shareholders seeking their approval to the Divestment pursuant to the Merger or (ii) for any reason whatsoever the general meeting so convened does not take place, then the Promoter Group will requisition the board of directors of Majesco to convene an extraordinary general meeting or issue a postal ballot notice for the approval by the shareholders of Majesco Limited to the Divestment pursuant to the Merger. If the board of directors of Majesco Limited fails to act on receipt of such requisition, then the Promoter Group will be obligated to call and hold the extraordinary general meeting within three months and issue its unconditional and irrevocable assent to the Divestment pursuant to the Merger at such meeting. The Promoter Group further agreed that, in the event that the Amended and Restated Merger Agreement is terminated in accordance with its terms under circumstances where a Company Termination Fee (as defined in the Amended and Restated Merger Agreement) is payable to Parent, then the Amended and Restated Promoter Support Agreement will only terminate (A) if Parent or its designee, as applicable, actually receives the Company Termination Fee and (B) only on the date that is seven months following such termination of the Amended and Restated Merger Agreement, provided that the terms and conditions of the Amended and Restated Promoter Support Agreement will thereafter apply only to 50% of the shares or voting rights held by the Promoters in Majesco Limited, on a pro rata basis during such seven month period. The Promoters Group collectively owns 10,442,544 shares of Majesco Limited representing approximately 36.33% of the outstanding shares of Majesco Limited.

Amended and Restated Letter Agreement

On August 8, 2020, Majesco Limited entered into an amendment and restatement of its previously disclosed letter agreement (the “Amended and Restated Letter Agreement”) with the Company to reflect the Amended and Restated Merger Agreement.

Majesco Limited undertakes no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law. There is no assurance that the Merger will be consummated.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4, which description is incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Majesco Limited and any person with respect to the acquisition of control of the Company, any merger or change in business or corporate structure of the Company or any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Exhibit Name
1	Support Agreement, dated as of July 20, 2020, by and among Majesco Limited, Majesco, Magic Intermediate, LLC and Magic Merger Sub, Inc (filed as Exhibit 1 to Amendment No. 5 to Schedule 13D filed by Majesco Limited on July 21, 2020 and incorporated herein by reference).
2	Amendment to Support Agreement, dated as of August 8, 2020, by and among Majesco Limited, Majesco, Magic Intermediate, LLC and Magic Merger Sub, Inc.
3	Amended and Restated Letter Agreement, dated as of August 8, 2020, by and between Majesco Limited and Majesco
4	Amended and Restated Support Agreement, dated August 8, 2020, by and among Majesco Limited, Majesco, Magic Intermediate, LLC and the Promoters named therein

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2020	Majesco Limited

	By:	/s/ Farid Kazani
Name: Farid Kazani
Title: Managing Director & Group CFO

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1	Support Agreement, dated as of July 20, 2020, by and among Majesco Limited, Majesco, Magic Intermediate, LLC and Magic Merger Sub, Inc (filed as Exhibit 1 to Amendment No. 5 to Schedule 13D filed by Majesco Limited on July 21, 2020 and incorporated herein by reference).
2	Amendment to Support Agreement, dated as of August 8, 2020, by and among Majesco Limited, Majesco, Magic Intermediate, LLC and Magic Merger Sub, Inc.
3	Amended and Restated Letter Agreement, dated as of August 8, 2020, by and between Majesco Limited and Majesco
4	Amended and Restated Support Agreement, dated August 8, 2020, by and among Majesco Limited, Majesco, Magic Intermediate, LLC and the Promoters named therein